United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release

Signature Page

BR GAAP
ON THE RISE
Performance of CVRD in the third quarter of 2006
BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP
Rio de Janeiro, November 8, 2006 – Companhia Vale do Rio Doce (CVRD) showed in the third quarter of 2006 (3Q06) the best performance in its history, posting new operational and financial records. The sequence of records in the last years consolidates the high quality of the Company’s performance, and its leading position in the global mining industry.
The Company focuses on value generation, managing growth based on the execution of its long term strategy and rigorous discipline in the allocation of capital and control of costs. The acquisition of Inco, a new platform for profitable growth and risk diversification, demonstrates our confidence in the future and in our ability to create shareholder value.
www.cvrd.com.br
rio@cvrd.com.br
Department of Investor Relations
Roberto Castello Branco
Alessandra Gadelha
Daniela Tinoco
Marcelo Silva Braga
Theo Penedo
Virgínia Monteiro
Phone: (55 21) 3814-4540
Here are the main highlights of the CVRD’s performance in 3Q06:
•	Record quarterly sales volume of iron ore and pellets (72.7 million tons) and potash (291,000 tons).

•	Gross revenues of R$ 11.6 billion, a new quarterly record, 28.8% higher than in 3Q05, and 14.9% higher than the previous record of R$ 10.1 billion, obtained in 2Q06. For the period January to September 2006 gross revenue amounted to R$ 30.1 billion, 14.9% higher than the same period the previous year.

•	In the first nine months 2006 (9M06), exports totaled US$ 7.237 billion, up 44.5% on the same period the previous year.

•	Net exports (exports minus imports) amounted to US$ 6.559 billion, 45.7% higher than that reported in 9M05. Thus CVRD contributed with 19.3% of Brazil’s trade surplus in the period, amounted to US$ 33.974 billion.

•	Record operating profit, as measured by EBIT (earnings before interest and tax), amounted to R$ 5.2 billion, compared to R$ 3.8 billion in 3Q05. In 9M06, EBIT came to R$ 13.0 billion, 19.4% higher than the operating profit in 9M05.

•	EBIT margin amounted to 46.8%, compared to 42.8% in 3Q05.

•	Record cash generation, as measured by EBITDA (earnings before interest tax, depreciation and amortization), of R$ 5.9 billion, up 36.5% on the figure in 3Q05, of R$ 4.3 billion. In 9M06, EBITDA amounted to R$ 14.8 billion compared to R$ 12.5 billion in 9M05.

The financial and operational information contained in this press release, except where otherwise indicated, was consolidated in accordance with generally accepted Brazilian accounting principles (Brazilian GAAP). According to the criteria of Brazilian GAAP, those companies in which CVRD has effective control, or shared control as defined by shareholders agreement, are included in the consolidated figures. In the instances where CVRD has effective control, the consolidation is carried out on a 100% basis and the difference between this amount and the percentage of CVRD’s equity stake in the subsidiary is discounted at the minority shareholding line. CVRD’s main subsidiaries are Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), Valesul (as from this quarter, without adjustment in prior periods), Rio Doce Europa, CVRD International, CVRD Overseas and Rio Doce International Finance. For companies in which control is shared, the consolidated figures are proportional to the equity stake held by CVRD in each company. The main companies in which CVRD had shared control on September 30, 2006 were MRN, Kobrasco, Nibrasco, Hispanobras, Itabrasco, Samarco and CSI.
3Q06

BR GAAP
•	Record net earnings of R$ 4.0 billion, corresponding to earnings per share of R$ 1.64, up 46.6% compared to 3Q05’s figure of R$ 2.7 billion. In 9M06, net earnings amounted to R$ 10.1 billion, equivalent to earnings per share of R$ 4.16, up 28.9% compared to the figure in the same period in 2005, of R$ 7.8 billion.

•	The Brucutu project, a world class asset, with a nominal production capacity of 30 million tons a year of iron ore, began operations in 3Q06.

•	The expansion of Carajás iron ore mines to bring production capacity to 85 million tons per year also came on stream in this quarter.

•	Investments of US$ 1.1 billion[1] in 3Q06, totaling US$ 3.0 billion for the first nine months of 2006.

•	Distribution to shareholders on October 31, of R$ 0.574 per share, totaling R$ 1.4 billion. In 2006, the Company paid its shareholders R$ 1.147 per share, a total amount of R$ 2.8 billion.
SELECTED FINANCIAL INDICATORS

				R$ million
	3Q05	2Q06	3Q06	9M05	9M06
Gross operating revenues	9,042	10,131	11,642	26,146	30,054
Exports (US$ million)	1,723	2,543	2,412	5,010	7,237
Net exports (US$ million)	1,589	2,322	2,183	4,501	6,559
EBIT	3,765	4,519	5,249	10,897	13,009
EBIT margin (%)	42.8	46.2	46.8	43.5	44.9
EBITDA	4,318	5,153	5,894	12,501	14,801
Net earnings	2,711	3,906	3,973	7,806	10,063
Net earnings per share (R$)	1.18	1.61	1.64	3.39	4.16
Annualized ROE (%)	35.9	32.1	32.6	35.9	32.6
Capex* (US$ million)	917	818	1,060	2,309	3,004

*	Acquisitions included
THE ACQUISITION OF INCO
CVRD bought until November 6, 2006, 86.57% of Inco common shares, on a fully diluted basis.
In accordance with its stated purpose of acquiring 100% of the issued and outstanding shares of Inco, CVRD will seek to have Inco to call immediately a special meeting of shareholders of Inco to consider an amalgamation or other transaction for the purpose of enabling CVRD to acquire all of the remaining shares of Inco.
The acquisition of Inco contributes to the strengthening of our position in the metals and mining industry, as one of global leaders in iron ore, pellets, nickel, bauxite, alumina, manganese and ferroalloys, and an excellent portfolio of world-class projects.
The transaction is consistent with our long-term corporate strategy and business strategy for the non-ferrous metal business. It represents a new step towards developing, operating and maximizing the performance of large-scale assets, with long useful life and low costs. It widens our options to continue increasing the production capacity necessary for meeting the demand for minerals and metals in the long term in high growth markets.

[1]	Calculated according to generally accepted accounting principles in the United States (US GAAP), based on amounts paid out.
3Q06

BR GAAP
Inco’s century-old experience of nickel mining and deep knowledge of nickel metallurgical technology combined with CVRD’s global leadership in mining and powerful cash flow provide a unique opportunity to create shareholder value.
The acquisition gives CVRD better diversification in terms of products, markets and geographic location of assets, helping to mitigate business and financial risks and, over time, contributing to increased value generation. Inco has assets in Canada, Indonesia, New Caledonia, the United Kingdom, Japan, Korea and Taiwan. It produces copper, cobalt and platinum group metals as by-products of its nickel operations.
Roger Agnelli, CVRD CEO, stated “This is an exciting opportunity for CVRD. The operations of the two companies are complementary and the combination will enhance our capabilities to benefit from the fast changing global landscape in the metals and mining industry”.
The disbursement with the acquisition of all Inco shares is estimated to be US$ 17.6 billion. CVRD is using US$ 2.0 billion of its own cash holdings, and is financing the rest with a bridge loan arranged with a syndicate of 37 banks from North America, Brazil, Europe, Asia and Australia. The tenor of the loan is two years, at a cost of Libor plus 40 base points in the first year, and Libor plus 60 base points in the second year.
Thus, CVRD is borrowing less than half of the US$ 34 billion originally offered by the syndicate to finance this acquisition.
Market confidence in the Company’s financial strength is evidenced by the offer of funds in excess to its financial requirements and by the maintenance of its investment grade rating from the world’s four largest rating agencies. CVRD’s rating with Dominion Bond Rating Services remained at BBB (high), one notch down from A, with Moody’s at Baa3, and with Fitch Ratings BBB-. Although Standard & Poor’s dropped by one level from BBB+ to BBB, it is still above the lowest investment grade on its scale of BBB-.
The Company hopes to conclude transactions shortly for the take-out of the bridge loan, in order to preserve the average life of its debt at the pre-acquisition level, longer than seven years. Our goals involve the maintenance of a low risk debt profile and the minimization of the weighted average cost of capital to consolidate our solid reputation on world financial markets.
On October 26 CVRD formalized with the Brazilian Comissão de Valores Mobiliários (CVM) a request to record the issue of non-convertible debentures on the Brazilian capital market to the value of R$ 5 billion, for the purpose of raising funds for the amortization of the bridge loan.
Integration of the two companies has already begun. Its transition is being overseen by a steering committee. Inco’s Board of Directors has presented its resignation, and new members, among them CVRD executive directors, have been appointed. Roger Agnelli, CEO of CVRD, will be Chairman of the Board of Directors of CVRD Inco. At the same time Mark Cutifani has been appointed the new Chief Operating Officer for CVRD Inco.
Measures are being taken to delist Inco from the New York Stock Exchange (NYSE).
As a subsidiary of CVRD, CVRD Inco’s financial statements will be consolidated into the BR GAAP results from the fourth quarter of 2006.
3Q06

BR GAAP
For illustration purposes, we present some highlights of combined financial statements for CVRD and Inco for January to September 2006. It is important to mention that the numbers in the following table do not comprehend any retroactive effect of the allocation of the acquisition price of Inco as if had occurred at the beginning of the nine-month period ended at September 30, 2006.
SELECTED FINANCIAL INDICATORS CVRD/INCO COMBINED
Nine-month period ended at September 30, 2006

		US$ million
	CVRD	Inco	Combined
Gross revenues	12,869	5,345	18,214
Adjusted EBIT	5,457	2,045	7,502
Adjusted EBIT margin (%)	44.2	38.3	42.4
Adjusted EBITDA	6,527	2,153	8,680
Net earnings	4,955	1,213	6,168
Total debt	5,870	1,872	7,742
BUSINESS OUTLOOK
Global economic scenario
After growth at more than 5% in the first half of 2006, the global economy is now expanding at a more moderate rate, though still above its long-term trend. Growth is more balanced between the various regions, given the deceleration of the US economy. The pace of economic activity is stronger than expected in the United Kingdom and the Euroland, Japan is still growing above its potential capacity and the emerging market economies, like India and China, continue to expand at a high rate.
The strength of the global economy is supported by productivity growth, especially in America and Asia, and favorable conditions in financial markets, characterized by good liquidity, long-term interest rates still historically low in nominal and real terms, and reduced volatility in equity prices and credit spreads.
In the second half of this year, following fears of a cycle change which arose in the second quarter, there has been a reduction in long-term interest rates, including the emerging economies’ debt spreads, a rise in equity prices and a fall in oil prices of approximately 20%. Financial markets seem to be anticipating an end to the monetary policy tightening cycle by the US Federal Reserve Bank. This expectation has been supported by the performance of the US economy in the last two quarters and the fact that the core inflation is converging to the monetary authorities’ so-called “comfort zone” of 1 to 2%.
The JP Morgan Global manufacturing PMI for October supports our view of a more moderate growth of industrial production but still very robust.
The US economy grew a mere 1.6% in the first quarter of 2006 – the lowest rate recorded since the first quarter of 2003. The main determining factor in this performance was the negative contribution of investment in residential construction. This has been taking place since the last quarter of 2003, but it was a more significant drag on GDP growth in 3Q06.
However, there are no signs of a spillover to other sectors of the US economy, such as negative effects on personal income, conditions of credit supply or business expenditure, which could indicate an incoming extended. In 3Q06, consumer spending and corporate investment in structures, equipment and software continued to show a strong increase. There was also no contraction of credit supply and interest rates on 30-year mortgages fell by about 50 base points.
3Q06

BR GAAP
This scenario suggests that the slowdown in the US housing market could constitute a sectoral problem rather than a macroeconomic problem. Therefore, we are most likely seeing a pause in US economic growth, with expansion of demand strengthening at the end of this year, as is indicated by the improvement in consumer confidence, influenced by the fall in gasoline prices and increase in stock prices, and the resumption of new homes sales growth.
Another risk for the performance of the world economy is the severe disequilibrium in the balance of payments originating in the US economy. In a globalized world where capital flows move freely between countries, this on its own does not constitute a problem. In this context, the liquidity of the US financial markets along with the speed of technological innovation and development of new risk management products have been able to attract considerable investment flows from other countries, which has enabled the financing of the current account deficit.
The Canadian economy continues to expand at an annual rate of about 3%, benefiting from a healthy fiscal policy — with a public budget surplus and a commitment to reducing taxes — inflation under control and an expansion in world demand for commodities.
The Japanese economy is growing by 2.5% a year, and should settle to a more moderate rate in 2007, which will be more sustainable in the long term. The reforms of the past few years have allowed for the recovery of productivity growth, which compensates for the decline in the labor force. It is estimated that potential GDP expansion is at present about 2%, which, in spite of being around half of what it was at the beginning of the 80’s, is well above that of the recent past.
The Euro zone economic growth rate is at its highest level in six years, fed by an increase in corporate investment. A slight reduction in this rate is forecast for 2007, due to plans for tax increases in Germany.
In spite of China’s attempts to contain it, its GDP growth rate was 11.3% in 2Q06 and 10.4% in 3Q06, and continues to greatly influence global demand for minerals and metals. Given the adoption of a quasi-fixed exchange rate regime – implying in practice that there is no monetary policy in a country whose dramatic increase in international reserves has been the main source of liquidity increase– and a concern for large scale job creation, the action taken by the Chinese economic authorities to cool down growth has been very limited. On the other hand, the magnitude of rural-urban migration, the relatively high growth in productivity and the absence of deflation suggest that there are no pressures making it recommendable to decelerate Chinese economic expansion in the short term.
Thus, we continue to maintain our optimistic view of the dynamism of China’s economy for 2007. Emerging economies should continue to grow at more than 7% on average, particularly India, Russia, South-East Asia and Eastern Europe.
In Brazil, the strength of external accounts, with the fourth consecutive year of current account surplus and consistent decline in inflation rates, contrast with the slow growth of real GDP. In the absence of reforms to stimulate a stronger private sector investment and productivity gains it seems likely that economic growth will be restricted.
Minerals and metals markets
Global steel production continues to grow at a fast rate – 9.3% more in the first nine months of this year compared with the same period in 2005. In China there was an increase of 19.1%, reaching 308 million tons of crude steel, and in the rest of the world 4.8%. In spite of the vigorous expansion of production and net exports
3Q06

BR GAAP
of 20 million tons of steel by China, prices have remained at levels similar to those of the last quarter of 2004, and therefore greater than end of 2005 and beginning of 2006 levels, reflecting the strength of the global demand.
The persistently high level of investments in China – fixed asset investment grew 23.6% in September – allows us to anticipate increases in steel consumption being maintained in the next few quarters.
Chinese imports of iron ore totaled 247.1 million tons up to the end of September – a 24.2% increase on the same period last year. Thus the amount of iron ore imported by China in the first nine months of 2006 is already 19% higher than the total imported in the full year of 2004.
Chinese production of ROM (run-of-the mine) iron ore has been growing since 2002 after nearly ten years of stagnation. However, this expansion has been sustained by exploitation of small mines and accompanied by the decline in the quantity of iron ore retrieved per ton of ROM. The deterioration in quality of Chinese iron ore, which was already considered unsatisfactory, and the tendency to consolidate the steel industry round modern and efficient players are factors which raise the level of participation of imported iron ore in the Chinese market.
Shipments of CVRD iron ore to China are increasing by about 40% this year. New long-term contracts are being signed, and old contracts extended, with Chinese customers, and this will give continuity to the expansion of our sales.
The prices of seaborne freight to China have fallen somewhat in the last few weeks, at the same time that, after the October holidays, the price of Chinese and Indian iron ore went up on the spot market. As a result CVRD iron ore in China was about 10% cheaper than prices on the Chinese spot market. The fact that a better quality product, with stability in the degree of quality and greater reliability in deliveries does not command a reasonable premium in relation to the others is a clear indication that excess global demand continues.
Prices of alumina on the spot market stabilized after a substantial fall brought about by the 55% increase in Chinese production and plans for significant growth in the next few years. Growth in Chinese alumina production is supported by a sharp increase in bauxite imports, which could lead to upward pressure on the price of this raw material in the short term.
Since 2004 the cost curve for the alumina industry has shifted upwards and today the marginal refineries are more vulnerable to the current level of prices. One refinery has already shut down and more are expected to follow as a natural result of the supply reaction to the new price levels. CVRD is producing 4.4 Mtpy of alumina and continues to invest in the construction of stages 6 and 7 of the Barcarena refinery, given its highly competitive capex and operational costs.
The behavior of the copper market is being characterized by shortages of concentrates and refined metal. At the same time, in a situation very similar to that of the nickel market, where there are no shock absorbers. Inventories are very small, producers already operate at full capacity and there is no provision for significant increase in capacity in the short term. This generates an upward bias in prices, which tend to soar in the face of interruptions to production caused by labor strikes, operational or climate problems.
In the nickel market price rises were accompanied by the expansion of backwardation2. Global demand for nickel is growing at 8.5% a year, the main driver being the fast expansion of stainless steel production. In the short term it has been not only China, but also Europe, where growth in industrial production has exceeded expectations, driving the increase in demand for nickel in 2006.

[2]	When a near-month contract is trading at a premium to more distant contracts, a commodity futures curve is said to be in backwardation.
3Q06

BR GAAP
been not only China, but also Europe, where growth in industrial production has exceeded expectations, driving the increase in demand for nickel in 2006.
In spite of higher nickel prices, the austenitic ratio3 has remained at an average of 75% for the last three years, reflecting the low price elasticity of the demand for the metal in the stainless steel industry due to technological limitations.
China is expected to remain as the main driver of global demand growth, considering its low level of nickel per capita consumption and the strong capacity increase of its stainless steel industry. At the same time, there has been an increased demand for nickel in other applications, for example, the aerospace industry, rechargeable batteries, turbines for power generation and in oil and gas transportation.
Due to the substantial rise in investment costs and the technological challenges that have to be overcome in the lateritic nickel projects, the response of supply to price increases will remain fairly limited over the next few years.
Prospects for growth in the global economy and for the specific fundamentals of the mineral and metal markets are components of a fairly positive scenario for CVRD business in 2007.
     GROSS REVENUES EXCEED THE R$ 11 BILLION MARK
CVRD’s gross revenue in the first nine months of 2006 (9M06) amounted to R$30.054 billion, 14.9% higher than 9M05.
In 3Q06, our gross revenue came to R$ 11.642 billion, setting a new quarterly record — R$ 1.511 billion above the previous record reached in 2Q06.
In comparison to 3Q05, CVRD’s gross revenues were up 28.8%. Increases in prices of products sold contributed R$ 1.910 billion, or 73.5%, of this increase. Higher product quantities sold were responsible for R$ 1.296 billion — R$ 754 million from the sale of iron ore, R$ 231 million from alumina shipments and R$ 123 million from the sales of copper concentrate. On the other hand, the 7.9% appreciation in the Brazilian Real against the US Dollar between 3Q05 and 3Q06, had a negative impact of R$ 606 million on gross revenue.
Considering that the negotiations of iron ore and pellet prices for 2006 extended until end 2Q06, revenues of R$ 466 million referring to price increases on shipments made before June 2006 were booked in this third quarter. Eliminating this retrospective price increase, the rise in gross revenue between 3Q05 and 3Q06 would have been R$ 2.134 billion, up 23.6%.
In 3Q06, sales of ferrous minerals (iron ore, pellets, manganese ore and ferro-alloys) accounted for 68.1% of total revenues, shipments of products in the aluminium chain (bauxite, alumina and primary aluminium) 12.4%, logistic services 8.2%, non-ferrous minerals (copper, potash and kaolin) 7.2% and steel products 3.6%.
Asia was CVRD’s main sales destination, accounting for 35.1% of the Company’s total gross revenues in the quarter, compared to 34.7% for the Americas and 26.0% for Europe. On a country-by-country analysis, Brazil was CVRD’s main sales destination, being responsible for 20.9% of gross revenue. China, CVRD’s most important shipping destination after Brazil, accounted for 18.6% of gross revenues, compared to 15.8% in 3Q05.

[3]	Percentage of primary nickel in stainless steel production.
3Q06

BR GAAP
GROSS REVENUES – BY PRODUCT

	R$ million
	3Q05%		2Q06%		3Q06%
Iron ore and pellets	6,087	67.3	6,338	62.6	7,591	65.2
Iron ore	4,463	49.4	5,130	50.6	6,024	51.7
Pellets	1,625	18.0	1,208	11.9	1,567	13.5
Pelletizing plants operation services	19	0.2	17	0.2	18	0.2
Manganese and ferroalloys	275	3.0	301	3.0	319	2.7
Copper concentrate	215	2.4	447	4.4	609	5.2
Potash	111	1.2	49	0.5	119	1.0
Kaolin	99	1.1	100	1.0	115	1.0
Aluminum	955	10.6	1,544	15.2	1,440	12.4
Logistics	938	10.4	896	8.8	956	8.2
Railroads	694	7.7	689	6.8	716	6.2
Ports	142	1.6	127	1.3	146	1.3
Shipping	102	1.1	80	0.8	94	0.8
Steel products	340	3.8	382	3.8	415	3.6
Others	3	0.0	57	0.6	60	0.5
Total	9,042	100.0	10,131	100.0	11,642	100.0
GROSS REVENUES – BY DESTINATION

	R$ million
	3Q05%		2Q06%		3Q06%
Americas	3,210	35.5	3,422	33.8	4,036	34.7
Brazil	2,132	23.6	2,094	20.7	2,434	20.9
USA	560	6.2	671	6.6	776	6.7
Others	518	5.7	656	6.5	826	7.1
Asia	2,785	30.8	3,409	33.7	4,086	35.1
China	1,430	15.8	1,850	18.3	2,166	18.6
Japan	795	8.8	864	8.5	1,113	9.6
Others	560	6.2	695	6.9	807	6.9
Europe	2,452	27.1	2,693	26.6	3,025	26.0
Rest of the World	596	6.6	607	6.0	494	4.2
Total	9,042	100.0	10,131	100.0	11,642	100.0
     OPERATIONAL COSTS AND EXPENSES
The Company is continuing its efforts to reduce costs, performing a number of ongoing initiatives, mainly reviewing contracted services, exploiting synergies, looking for operational efficiency gains and reducing personnel costs.
A review of CVRD’s service provider contracts has revealed that in certain cases these services can be carried out in-house at a lower cost, an alternative that implies an increase in the number of employees. However, the reduction in contracted services will more than compensate for the respective increase in personnel expenses.
In order to maximize the exploitation of existing synergies, making it possible to reduce costs and achieve gains in efficiency, the administration of the Southern System has been divided into two departments: Southeastern and Southern. The Southeastern System consists of the Itabira, Mariana and Centrais mines, the Vitória a Minas railroad and the port of Tubarão, while the new Southern System is composed of the MBR and Oeste mines and the maritime terminals of Ilha de
3Q06

BR GAAP
Guaíba and Itaguaí. The Southern System production is transported by the MRS Logística railroad, an affiliated company of CVRD.
Regarding operational efficiency, the efforts are related to increase the average production per mine, to shut higher cost mines, where the production can be compensated by the speed up in lower costs mines, and to decrease energy consumption per output unit. At the same time, cost reduction can also be reached by reduction of hierarchic levels, merge and dissolution of brace departments and higher level of integration between common activities in operational unities.
It is expected that the results of these efforts will become more apparent over a longer term, not just because of its complexity, but also because of short term effects generated by increase in prices of major inputs as: services, fuel, electric energy, tires and replacement components that are intense in metals.
In 9M06, the Company’s COGS (cost of goods sold) amounted to R$ 13.232 billion, up 11.2% on 9M05.
In 3Q06, COGS totaled R$ 4.937 billion, up R$ 828 million compared to the figure in 3Q05, of R$ 4.108 billion. Higher production volume and sales explained 58.5% of this increase, while the rise in input prices and the cost of services accounted for 41.5%.
In 3Q06, expenditure on contracted services amounted to R$ 1.075 billion. This is the main COGS item, representing 21.8% of the total. The increase of R$ 213 million compared to 3Q05 was due to the increase in expenses related to equipment rental and maintenance services, and the removal of waste and ores.
Energy costs amounted to R$ 1.033 billion, 20.9% of total COGS. The increase of R$ 214 million, compared to the energy expenditure in 3Q05, is explained by the additional consumption as a result of expansion in our operational activities and the higher energy prices.
The higher energy consumption was also partly explained by the resumption in operations at the São Luis pellet plant, seeing that the process of reigniting the plant’s furnace requires high consumption levels of electric power and fuel.
At the Fábrica pellet plant in the Southern System, the Company has begun to replace fuel oil with natural gas, to power the furnace.
Expenditure on material, which amounted to R$ 964 million, 19.5% of total COGS, was R$ 143 million higher than in 3Q05. The main expenditure items under this heading were: equipment parts and components, inputs, conveyor belts and tires.
The cost of product purchases amounted to R$ 520 million, 10.5% of total COGS, up 7.8% on 3Q05. Despite the reduction of 290,000 tons in the volume purchased of iron ore from other mining companies — 4.323 million tons in 3Q06, compared to 4.613 million in 3Q05 -, the increase in prices denominated in US dollars had a negative impact on this cost.
Personnel expenses amounted to R$ 499 million, 10.1% of total COGS, R$122 million higher than in 3Q05. The expansion in our activities, which involved the operational startup of several projects, as well as the opening of offices and operations in various countries, have required us to expand the size of our workforce.
In a move which reflects the Company’s good labor relations, the validity period of existing employee wage agreements has been extended from twelve to fifteen months. In July, instead of an agreement running to June 2007, the Company
3Q06

BR GAAP
signed an agreement with employees for a salary increase of 3.0% from January 2007 to October of that year. At the same time, an extraordinary bonus was paid to employees in August, totaling R$ 53 million.
In 3Q06, fines paid for delays in the loading of ships at CVRD’s maritime terminals — known as demurrage — amounted to R$ 38 million, 9.5% less than in 3Q05, despite an increase in the overall volume shipped. Efforts made by the Company have resulted in a significant reduction in demurrage costs, which have dropped from US$ 0.45 per ton shipped in 2004, to US$ 0.26 per ton for the first nine months of 2006.
As a consequence of the increased value of the Company’s asset base, depreciation and exhaustion costs amounted to R$ 446 million, up 21.8% on 3Q05.
Operational expenses came to R$ 1.039 billion in 3Q06, compared to R$ 932 million in 3Q05, an increase of 11.4%.
In this quarter, sales, general and administrative expenses amounted to R$ 750 million, 5.3% higher than the figure in 3Q05 of R$ 712 million. The payment of an extraordinary bonus to management employees, as mentioned in the personnel expense item above, is to be found under this category.
Expenditure on research and development (R&D), booked as current costs, amounted to R$ 289 million in 3Q06, 31.1% higher than the figure in the same quarter the previous year of R$ 220 million.
COGS BREAKDOWN

	R$ million
	3Q05%		2Q06%		3Q06%
Outsourced services	862	21.0	931	21.4	1,075	21.8
Energy	819	19.9	869	20.0	1,033	20.9
Fuel oil and gases	458	11.1	531	12.2	609	12.3
Electric energy	361	8.8	338	7.8	424	8.6
Material	821	20.0	813	18.7	964	19.5
Acquisition of products	482	11.7	554	12.7	520	10.5
Personnel	377	9.2	403	9.3	499	10.1
Depreciation and exhaustion	366	8.9	394	9.0	446	9.0
Goodwill amortization	95	2.3	94	2.2	94	1.9
Others	286	7.0	294	6.8	305	6.2
Total	4,108	100.0	4,351	100.0	4,937	100.0
     NEW RECORD IN OPERATIONAL PERFORMANCE
Operating profit, as measured by EBIT, in the first nine months of 2006 amounted to R$ 13.009 billion, up by R$ 2.112 billion on the same period in 2005.
In 3Q06, EBIT amounted to R$ 5.249 billion, surpassing the previous quarterly record obtained in 2Q05, R$ 4.756 billion. EBIT in 3Q06 was 39.4% higher than the operating profit in 3Q05.
The increase of R$ 1.485 billion in EBIT in 3Q06, compared to 3Q05, was due to a R$ 2.419 billion increase in net revenues, partially offset by a rise in COGS of R$ 828 million, R$ 38 million in sales, general and administrative expenses and R$ 69 million in R&D expenditure.
In 3Q06, CVRD’s EBIT margin amounted to 46.8%, compared to 42.8% in 3Q05. Since 2Q05, the Company has been showing an EBIT margin of over 40.0%.
3Q06

BR GAAP
     RECORD NET EARNINGS: R$ 3.9 BILLION
In the first nine months 2006, CVRD’s net earnings amounted to R$ 10.063 billion, an increase of 28.9% compared to 9M05 of R$ 7.806 billion.
In 3Q06, net earnings amounted to R$ 3.973 billion, a new record — exceeding the previous mark obtained in 2Q06, by R$ 67 million.
Compared to 3Q05, net earnings in the quarter were up by 46.5% to R$ 1.262 billion. Of this amount, R$ 1.485 billion referred to the increase seen in operating profit, which was partially offset by a reduction in equity stakes sold. In 3Q05, this item generated R$ 298 million due to the divestment of QCM. In 3Q06, the gains from this kind of transactions amounted to R$ 34 million, referring to the sale of a portion of the Gerdau shares held in treasury.
In 3Q06, the Company’s financial result was a negative R$ 249 million, an improvement of R$ 70 million on 3Q05’s negative result of R$ 319 million.
Financial expenses amounted to R$ 399 million, compared to R$ 509 million in 3Q05. The greatest contribution to the reduction in these expenses in this quarter was from derivative gains of approximately R$ 162 million, partially offset by an expense of R$ 187 million in Canadian dollar call options.
In 3Q06, financial revenues amounted to R$ 138 million, more than twice that obtained in 3Q05, of R$ 65 million, as a result of higher interest rates and an increase in the average level of cash and equivalents held.
Monetary correction, partly offset by a slight depreciation in the BRL/USD, exchange-rate, had a positive accounting impact – monetary variation – of R$ 12 million on the 3Q06 result. This was less than the R$ 113 million recorded in 3Q05, when monetary variation contributed a positive R$ 125 million.
In 3Q06, the equity income result had a negative impact of R$ 14 million on the Company’s net earnings, a difference of R$ 27 million compared to 3Q05, when the equity income result amounted to a positive R$ 13 million. Despite the higher contribution from CVRD’s equity stakes in steel companies (R$ 94 million) and from joint ventures for coal production in China (R$ 21 million), there was an increase of R$ 75 million in premium payments on consolidated companies, resulting from the incorporation of Caemi’s shares at the end of March 2006.
     RECORD CASH GENERATION: R$ 5.9 BILLION
Cash generation, as measured by EBITDA, in 9M06 amounted to R$ 14.801 billion, 18.4% higher than the figure in the same period the previous year, of R$ 12.501 billion.
In 3Q06, EBITDA totaled R$ 5.894 billion, exceeding the previous record obtained in 2Q05 of R$ 5.334 billion, by 10.5%. Compared to 3Q05, EBITDA was up 36.5%, mainly as a result of the R$ 1.485 billion increase seen in EBIT, as well as the additional R$ 109 million in depreciation. In this quarter, CVRD received R$ 41 million in dividends from non-consolidated companies.
The cash generation breakdown by business area in 3Q06 was as follows: ferrous minerals 75.4%, products in the aluminium chain 10.1%, logistics 7.6%, non-ferrous minerals 7.3%, steel 1.9%, excluding expenditures on studies and research that represented -2.2%.
3Q06

BR GAAP
QUARTERLY EBITDA

	R$ million
	3Q05	2Q06	3Q06
Net operating revenues	8,805	9,780	11,225
COGS	(4,108)	(4,351)	(4,937)
SG&A	(424)	(512)	(402)
Research and development	(220)	(222)	(289)
Other operational expenses	(288)	(176)	(348)
EBIT	3,765	4,519	5,249
Depreciation, amortization & exhaustion	495	540	604
Dividends received	58	94	41
EBITDA	4,318	5,153	5,894
     PRESERVING THE INVESTMENT-GRADE RATING
CVRD’s total debt as of September 30, 2006 was US$ 5.870 billion, against US$ 5.883 billion on June 30, 2006 and US$ 3.942 billion as of September 30, 2005. Net debt(c) as of the end of 3Q06 was US$ 2.979 billion, vs. US$ 3.989 billion at the end of 2Q06 and US$ 2.707 billion at the end of 3Q05.
The average tenor of the debt as of September 30, 2006 was 8.04 years. 50% of the total debt was indexed to floating rates and the other 50% contracted at fixed interest rates. At the same date, 95% of total debt was denominated in US dollars while the remaining 5% were indexed to the Brazilian real, the euro and the Japanese yen.
Total debt/adjusted EBITDA(d) diminished from 0.80x at June 30, 2006 to 0.71x at September 30, 2006. In the same period, interest coverage, measured as adjusted LTM EBITDA/interest paid(e), reduced from 23.76x to 21.63x, owing to higher semi-annual interest payment in this quarter, at US$ 384 million, compared to 2Q06, at US$ 308 million. Total debt/EV(f) continues at an extremely low level, namely 11%.
The investment with the acquisition of 100% of Inco is estimated at US$ 17.6 billion. As US$ 2.0 billion of our own cash holdings will be used, we are borrowing up to US$ 15.6 billion, out of a total of US$ 34 billion bridge loan offered by a bank syndicate.
The financing of this acquisition highlighted CVRD’s credibility in the financial markets, clearly seen in the magnitude of funds offered for the bridge loan, and in the maintenance of CVRD’s investment grade by the world’s main four rating agencies.
CVRD’s rating remained at BBB high with DBRS, Baa3 with Moody’s, BBB- with Fitch and dropped a level with Standard & Poor’s, from BBB+ to BBB; even so, this is still one notch above minimum investment grade.
This is extremely relevant, given the implications for our access to credit on a global scale and for the average weighted cost of capital.
In the short term, our priority is the structuring of a financial package to take out the bridge loan. The focus is to maintain the average debt maturity close to the pre-acquisition level, as well as a low-risk debt profile. In this way, the weighted average cost of capital for CVRD can be minimized in a manner consistent with its strategic objectives.
3Q06

BR GAAP
As part of the asset divestment program, all Gerdau shares (4,740,925) held in treasury were sold for US$ 67.5 million.
On the other hand, on November 6, CVRD agreed to sell 5,362,928 common shares of Usiminas for R$ 378.6 million. The closing of this transaction is scheduled to happen on November 13. CVRD will announce a public offer to sell 13,639,192 common shares of Usiminas.
CVRD will hold 6,608,608 common shares of Usiminas, which are tied to the new shareholders agreement of Usiminas, signed on November 6, 2006, and effective until 2021. Usiminas will promote a feasibility study for the construction of a steel slab plant in Brazil.
DEBT INDICATORS

	US$ million
	3Q05	2Q06	3Q06
Total debt	3,942	5,883	5,870
Net debt	2,707	3,989	2,979
Total debt / adjusted LTM EBITDA (x)	0.68	0.80	0.71
Adjusted LTM EBITDA / LTM interest expenses (x)	21.03	23.76	21.63
Total debt / EV (%)	7.61	9.84	11.06
Enterprise Value = market capitalization + net debt
     PERFORMANCE OF THE BUSINESS SEGMENTS
Ferrous minerals – record shipments of iron ore
Sales of iron ore and pellets totaled 202.498 million tons in 9M06, 9.7 % higher than in 9M05. Of this total, 177.682 million tons were of iron ore shipments and 24.816 million tons of pellets.
In 3Q06, sales of iron ore and pellets – 72.730 million tons – were 13.7% higher than in the same period a year earlier.
Iron ore sales in 3Q06 amounted to 63.119 million tons, a new quarterly record, exceeding the previous record obtained in 2Q06, by 3.416 million tons. Compared to sales in 3Q05, shipments were up 14.3%, reflecting increased production at almost all the Company’s sites, and the continued buoyant global market for ore fines and lumps.
As a result of the resumption of operations at the São Luiz pellet plant in the second fortnight of July, pellets sales in 3Q06 amounted to 9.611 million tons.
In 3Q06, CVRD purchased 4.323 million tons of iron ore from mining companies located in the so-called “Iron Quadrangle”, in the state of Minas Gerais, to complement its production, which in this quarter reached a new record of: 71.337 million tons.
In the first nine months of this year, iron ore purchases from third parties totaled 11.675 million tons, down 10.9% on the volume purchased in the first nine months of 2005, of 13.109 million tons, contributing for the better Company margin.
In this quarter, 20.438 million tons of the Company’s iron ore and pellets were sold to China, accounting for 28.1% of the total shipments. In 2004, this percentage amounted to 19.0%, increased to 22.4% in 2005 and by the end of September 2006,
3Q06

BR GAAP
had already reached 28.1%. In 3Q06, Japan absorbed 10.8% of the volume sold, with Germany accounting for 8.2%. Sales in Brazil represented 16.5% of the total.
In 9M06, manganese ore shipments totaled 571,000 tons, and ferro-alloy shipments, 401,000 tons.
In 3Q06, manganese ore sales amounted to 224,000 tons. Until the final quarter of 2005, the rate of manganese ore production had been experiencing some adjustment in order to eliminate the excess supply of this product on global markets.
Sales of ferro-alloys, of 131,000 tons, were in line with 3Q05, when there was a temporary shutdown in the Mo I Rana plant, and a reduction in activity at the Dunkerque plant. The pickup in production at the plants at Dunkerque and Mo I Rana, was offset by a drop in the production rate in Brazil, with the temporary shutdown of the furnaces at Simões Filho, in the state of Bahia.
Gross revenues from the sale of ferrous minerals in the first nine months of 2006 amounted to R$ 20.338 billion, 11.2% higher than the amount in 9M05, of R$ 18.291 billion. EBITDA amounted to R$ 11.041 billion, compared to R$10.053 billion in 9M05.
In 3Q06, shipments of ferrous minerals amounted to R$ 7.910 billion, 24.3% higher than the figure in 3Q05, of R$ 6.362 billion. Despite the negative exchange rate effect on the evolution of sales in Brazilian Reais between these two periods (of R$ 467 million), the increase in net revenues from ferrous minerals is explained by the higher volume of shipments of iron ore (R$ 754 million), pellets (R$ 137 million) and by higher prices (R$ 1.141 billion). Disregarding the effect of the retrospective price increases of iron ore and pellets in 3Q06, of R$ 466 million, the increase in revenues would have been R$ 1.083 billion, up 17.0%.
Revenues from the sale of iron ore amounted to R$ 6.024 billion; the sale of pellets, R$ 1.567 billion; services provided by the pellet plants at Tubarão, R$ 18 million; the sale of manganese ore, R$ 38 million and ferro-alloys, R$ 281 million.
In 3Q06, EBIT margin in the ferrous minerals segment amounted to 52.5%. EBITDA generated by these operations totaled R$ 4.445 billion, compared to R$3.671 billion in 3Q05.
SALES VOLUME – IRON ORE AND PELLETS

	thousand tons
	3Q05%		2Q06%		3Q06%
Iron ore	55,203	86.3	59,703	88.9	63,119	86.8
Pellets	8,774	13.7	7,438	11.1	9,611	13.2
Total	63,977	100.0	67,141	100.0	72,730	100.0
3Q06

BR GAAP
VOLUME SOLD BY DESTINATION – IRON ORE AND PELLETS

	million tons
	3Q05%		2Q06%		3Q06%
Americas	12.4	19.5	13.1	19.5	13.0	17.9
Brazil	11.6	18.1	11.5	17.2	12.0	16.5
USA	0.9	1.4	1.6	2.4	1.0	1.4
Asia	26.0	40.7	31.4	46.7	33.9	46.6
China	14.9	23.2	20.4	30.4	20.4	28.1
Japan	6.2	9.8	6.2	9.2	7.8	10.8
Others	4.9	7.7	4.7	7.0	5.6	7.8
Europe	19.4	30.3	17.6	26.2	19.0	26.1
Germany	6.3	9.8	5.4	8.0	5.9	8.2
France	3.0	4.7	2.6	3.9	3.5	4.9
Others	10.1	15.7	9.7	14.4	9.5	13.1
Rest of the World	6.1	9.6	5.1	7.5	6.8	9.4
Total	64.0	100.0	67.1	100.0	72.7	100.0
Products in the aluminium chain – consolidation of Valesul
The consolidation of Valesul, the aluminium smelter in Rio de Janeiro, converted into a CVRD whole owned subsidiary in July 2006, produced some accounting effects. Among them, we highlighted impacts on the reported figures for alumina and primary aluminium sales.
Regarding alumina, the effect is the reduction on the quantity reported of shipments, once in the accounting consolidation process transactions between two companies where the consolidated accounting statements are canceled, as already occurred between Alunorte and Albras.
In the case of primary aluminium sales, we have the opposite effect. Valesul sales weren’t completely consolidated in CVRD results, just the participation proportion.
In 9M06, the sales of bauxite, alumina and primary aluminium amounted respectively to 3.213 million tons, 2.186 million tons and 390,000 tons. Gross revenue from these sales totaled R$ 4.037 billion, up 38% on 9M05. EBITDA totaled R$ 1.804 billion, compared to R$ 1.107 billion in the same period a year earlier.
In 3Q06, the volume sold of alumina, 829,000 tons, was 64.5% higher than the amount of alumina shipped in 3Q05..
The substantial growth in Chinese alumina production , the highest world importer of alumina provoked a sharp drop in prices on the spot market, of 60% comparing the peak reached in March of this year to current levels. CVRD managed to take advantage of the opportunities offered by the rising prices on the spot market, carrying out transactions which practically used up its available sales through this channel in the first half of the year. For 2007 and 2000 date, only 5% of CVRD’s alumina production will be through the spot market.
In 3Q06, sales of primary aluminium amounted to 141,000 tons, already taking into account the full consolidation of Valesul, which has a nominal capacity of 95,000 tons a year.
Gross revenue generated by operations in the aluminium segment in 3Q06 amounted to R$ 1.440 billion. Bauxite shipments accounted for R$ 63 million, alumina sales for R$ 589 million and primary aluminium sales, for R$ 788 million.
3Q06

BR GAAP
Increased sales of alumina and primary aluminium accounted for R$ 336 million of the rise of R$ 485 million in gross revenues, between 3Q05 and 3Q06, while the higher average prices seen in all the products in this segment were responsible for an increase of R$ 242 million. The effect of the BRL/USD exchange rate had a negative impact on this result of R$ 70 million.
In 3Q06, EBIT margin on products in the aluminium chain amounted to 37.9%, while EBITDA came to R$ 596 million — 95.4% higher than the cash generation in 3Q05 of R$ 305 million.
Non-ferrous minerals – record revenues
In 9M06, sales of copper concentrate totaled 295,000 tons, potash sales 515,000 tons and kaolin shipments, 909,000 tons. Gross revenue generated by the sale of these products amounted to R$ 1.836 billion, up 49.9% on that reported in 9M05. EBITDA amounted to R$ 884 million, compared to R$ 270 million in the same period a year earlier. Through the acquisition of Inco, CVRD will become one of the most important players in the world’s base-metals markets.
Sossego, CVRD’s first copper operation, has completed its second year of production, achieving a capacity utilization rate of 95% in its processing plant, completing the ramp-up phase. Given the fortunate timing of Sossego’s startup, and the current imbalance between demand and supply in the world’s copper markets, the rate of return obtained from this project has been much higher than originally estimated in feasibility studies.
Production at Sossego, from when operations began in June 2004, up to September 2006, has amounted to 900,441 tons of dry copper concentrate, with a copper content of approximately 30%. The 1 million ton mark for the production of copper concentrate should be reached in 4Q06. In the last few months, Sossego has been operating at an annualized production rate of 120,000 tons of copper, in concentrate form.
In 3Q06, sales of copper concentrate, 120,000 tons, were 25% higher than in 3Q05. Sales in the first nine months of 2006 amounted to 295,000 tons, compared to 286,000 tons in the same period a year earlier.
Shipments of copper concentrate generated gross revenue of R$ 609 million in this quarter, R$ 395 million more than in 3Q05. This increase was basically due to higher average sales prices.
In 3Q06, kaolin shipments amounted to 283,000 tons, in line with the sales in the same quarter a year earlier, generating gross revenues of R$ 115 million, compared to R$ 99 million in 3Q05.
In 3Q06, potash sales totaled 291,000 tons, compared to 197,000 tons in 3Q05, thus setting a new quarterly record. This new milestone was achieved as a result of higher production, as a consequence of the capacity expansion project at Taquari-Vassouras, and the recovery in demand for fertilizer for planting the next harvest, which in Brazil occurs in the second half of the year. Part of the sales increase was due to the use of stocks that had been built up since the beginning of the year.
Gross revenue generated by potash sales in 3Q06 amounted to R$ 119 million, up 7.2% on the same quarter a year earlier.
EBIT margin in the non-ferrous minerals segment amounted to 44.7% in 3Q06. Cash generation came to R$ 428 million, compared to R$ 84 million in 3Q05.
3Q06

BR GAAP
SALES VOLUME – ORES AND METALS

	thousand tons
	3Q05	2Q06	3Q06
Manganese	271	198	224
Ferroalloys	136	144	131
Copper concentrate	96	105	120
Potash	197	121	291
Kaolin	280	305	283
Bauxite	1,422	1,056	1,049
Alumina	504	867	829
Aluminum	122	125	141
Logistics services
CVRD’s railroads – EF Vitória a Minas, EF Carajás and Ferrovia Centro Atlântica (FCA) – transported 22.083 billion net ton kilometers (ntk) in 9M06. The Company’s maritime terminals handled 22.167 million tons. Logistics services for customers generated gross revenues of R$ 2.556 billion, in line with figure in the same period a year earlier, of R$ 2.510 billion. EBITDA came to R$ 1.016 billion, compared to R$ 996 million in 9M05.
In 3Q06 the Company’s railroads transported 7.951 billion ntk, 3.5% lower than in 3Q05. Gross revenue generated by these operations amounted to R$ 716 million, 3.2% higher than that reported in the same quarter a year earlier.
In the last two years, the deterioration in the performance of agricultural exports in Brazil and the retraction in steel production, sectors in which the Company’s main railroad customers are concentrated, has had a negative influence on the growth in general freight transported.
The main cargoes handled were inputs and products in the steel sector (43.3%), agricultural produce (41.8%), fuel (6.9%) and construction material and forestry products (5.3%).
The Company’s ports and maritime terminals handled 8.197 million tons, slightly less than the amount handled in 3Q05, of 8.315 million tons. Port services generated gross revenue of R$ 146 million, in line with the figure in 3Q05, of R$ 142 million, due to the higher prices practiced. Coastal shipping and port support services were responsible for gross revenues of R$ 94 million.
In 3Q06, EBIT margin in the logistics services segment amounted to 41.0% while EBITDA amounted to R$ 448 million, 31.8% higher than the figure in 3Q05, of R$ 340 million.
LOGISTICS SERVICES

	3Q05	2Q06	3Q06
Railroads (million ntk)	8,242	7,962	7,951
Ports	8,315	7,781	8,197
Steel
Gross revenue from CVRD’s equity stakes in the steel industry in the first nine months of 2006 amounted to R$ 1.145 billion, compared to R$ 1.171 billion in 9M05. EBITDA amounted to R$ 312 million, 23.8% higher than in the same period a year earlier.
3Q06

BR GAAP
In 3Q06, the contribution from the Company’s equity stakes in the steel industry amounted to R$ 415 million, 22.1% higher than in 3Q05, reflecting both larger volumes sold as well as higher prices. EBIT margin amounted to 17.3% and cash generation, R$ 111 million.
EBITDA BY BUSINESS AREA

	R$ million
	3Q05%		2Q06%		3Q06%
Ferrous minerals	3,671	85.0	3,657	71.0	4,445	75.4
Non- ferrous minerals	84	1.9	339	6.6	428	7.3
Logistics	340	7.9	333	6.5	448	7.6
Aluminum	305	7.1	772	15.0	596	10.1
Steel	68	1.6	135	2.6	111	1.9
Others	(150)	(3.5)	(83)	(1.6)	(133)	(2.2)
Total	4,319	100.0	5,153	100.0	5,894	100.0
     BRUCUTU AND CARAJÁS 85 MTPY: DELIVERED
In September the new Brucutu mine started operations in the Southeastern System. CVRD has invested US$ 1.06 billion in this project, including the mine, the processing plant for hematite and itabirites and the logistics infrastructure. Brucutu starts life as the largest iron ore mine in the world in its initial stages, with a nominal production capacity of 30 million tons. Production is estimated at 12 million tons in 2006, 23 million tons in 2007, and full capacity in 2008, supported by proven and probable reserves of 737 million tons.
The Carajás iron ore capacity expansion to 85 million tons per year also came on stream in 3Q06. The capex cost was US$ 291 million. The expansion of nominal capacity to 100 Mtpy continues under development and its conclusion is expected to 2007.
Carajás 85 Mtpy is the 17th large project delivered since 2002, when construction of the São Luis pellet plant was completed.
Apart from Brucutu and Carajás 85 Mtpy, this year also saw the completion of the construction of the hydroelectric plant Capim Branco I, in the state of Minas Gerais, Brazil, and the expansion of the Alunorte alumina refinery, in the state of Pará, Brazil. Power generated by Capim Branco is destined to supply CVRD’s consumption needs. Stages 4 and 5 of the Alunorte alumina refinery added 1.835 million tons to our nominal production capacity.
Up to September 2006, CVRD has invested US$ 3.004 billion4, 30.1% more than in the same period last year, US$ 2.309 billion. This amounted to 64.9% of capex budgeted for 2006, US$ 4.626 billion.
In the first nine months of this year US$ 1.825 billion was invested in projects, US$ 302 million in R&D, US$ 75 million in acquisitions (Mineração Rio Verde and Valesul) and US$ 803 million in maintenance of existing assets. Thus, 73.3% of investments were allocated to finance growth - projects, R&D and acquisitions.
If the stock merger of Caemi is taken into account, which required no cash disbursement since it was carried out through a share swap, investments in 2006 already total US$ 5.4 billion, and US$ 7.3 billion if we take the 12-month period ended September 30, 2006.

[4]	Reported values for CVRD investments represent effective cash disbursements. Therefore, reported investments in R&D are different from the accounting values mentioned in an earlier section of this press release.
3Q06

BR GAAP
In 3Q06, CVRD investments amounted to US$ 1.060 billion, 29.6% above capex for 2Q06 (US$ 818 million), and 15.6% above 3Q05 (US$ 917 million).
US$ 794 million was invested in growth – projects, R&D and acquisitions – and US$ 267 million in maintenance of existing operations (stay-in-business capex).
CVRD invested US$ 121 million in R&D in 3Q06, compared to US$ 101 million in the previous quarter and US$ 110 million in 3Q05. These expenses were concentrated in the search for new copper, coal, nickel and manganese deposits and in project studies (conceptual, pre-viability and viability).
This quarter the Board of Directors approved the investment in the Onça Puma project, with an expected nominal capacity of 58,000 tons per year of nickel. Onça Puma is located in the state of Pará, Brazil. Construction began in July, the supply of the main equipment has already been contracted and there are 850 people working on the project. Estimated investment is US$ 1.437 billion, and start-up of operations is scheduled for the second half of 2008.
In the case of Vermelho, another CVRD nickel project in Carajás, with production capacity estimated at 46,000 tons per year of nickel cathode, licenses are still being obtained.
CVRD is developing the Itabiritos project in the Iron Quadrangle region, in the state of Minas Gerais, Brazil. This project encompasses the construction of a pellet plant with nominal capacity of 7 Mtpy, a processing plant and a small ore pipeline, with total capex budgeted at US$ 759 million.
Our affiliated company Samarco is also investing in the construction of its third pellet plant in the state of Espírito Santo, Brazil, with a nominal capacity of 7.6 million tons, which will boost its total capacity to 21.6 million tons of pellets per year. This project, budgeted at US$ 1.183 billion also includes a processing plant in Germano, in the state of Minas Gerais, and a second line for the present ore pipeline, connecting Germano to the maritime terminal of Ponta do Ubu, in Espírito Santo, where Samarco’s pellet plants are located.
Construction of Tubarão VIII has not yet begun owing to delays in obtaining the necessary licenses.
•	Current projects at implementation phase

		2006
		budget, US$
Area	Project	million	Status
Ferrous minerals	Expansion of capacity of Carajás iron ore mines to 100 Mtpy – Northern System	289	This project will increase CVRD’s annual output capacity by 15 million tons. The Ponta da Madeira maritime terminal is being expanded, with the increase of Pier III, a third ship loading unit and a fourth shipment line.

	Fazendão iron ore mine – Southern System	39	Project to produce 15.8 million tons of run-of-mine (ROM – unprocessed) iron ore per year. The project makes Samarco’s third pellet plant viable. Work will start in 2H06, for completion and operational start-up in 1Q08.

	Expansion of the Tubarão port – Southern System	20	Project to expand the conveyor belt systems, patio machinery and new storage platforms, adding 10 million tons per year to the port’s handling capacity – conclusion planned for 1Q07.
3Q06

BR GAAP

		2006
		budget, US$
Area	Project	million	Status
	Itabiritos	338	Construction of a pellet plant in Minas Gerais state, with nominal annual production capacity of seven million tons, and an iron ore concentration plant. Start-up planned for second half 2008.

	Tubarão VIII	31	Construction of pellet plant, with nominal production capacity of 7 Mtpy in the Tubarão complex. Subject to CVRD Board of Directors approval. Start-up planned for 2009.

	118 copper mine	21	This project will have capacity to produce 36,000 tons per year of copper cathode. Key equipment has been ordered and start-up is scheduled for first half 2009. Proceedings to obtain the license for the project are in progress.

	Vermelho nickel mine	97	Estimated production capacity is 46,000 tons of metallic nickel and 2,800 tons of cobalt per year. The main equipment has been ordered. EPCM (Engineering, Procurement, Construction Management) contracts were signed in December 2005. Procedures to obtain environmental license are in progress.

Non-ferrous minerals	Onça Puma nickel mine	—	The project will have a nominal capacity of 58,000 tons per year of nickel. Construction began in July and the supply of the main equipment has already been contracted. The start-up of operations is scheduled for the second half of 2008.

	Paragominas I bauxite mine	210	The first phase of this mine will produce 5.4 million tons of bauxite per year starting in 1Q07. A 244-km ore pipeline will transport the bauxite to the Barcarena alumina refinery, in the Brazilian state of Pará – its construction is planned for completion in December 2006.

	Stages 6 and 7 of Alunorte – alumina	239	This project will increase Alunorte’s capacity to 6.26 Mtpy of alumina – conclusion is planned for 2Q08.

	Paragominas II bauxite mine	14	The second phase of Paragominas will add 4.5 Mtpy to the capacity of 5.4 Mtpy resulting from the first phase. Conclusion timetabled for 2Q08.

Logistics	Railroads (EFVM, EFC, FCA): acquisition of locomotives and wagons	379	In 2006, CVRD will acquire 22 locomotives, and 1,426 rail wagons – 150 for general cargo and 1,276 to carry iron ore. All the locomotives will be used to haul iron ore.

	Capim Branco II hydroelectric power plant	61	It is on the Araguari river in the state of Minas Gerais, and will have power generation capacity of 210MW. Its operation is timetabled for start-up in 1Q07.

Power generation	Estreito hydroelectric power plant	68	On the Tocantins river, on the border between the Brazilian states of Maranhão and Tocantins. Planned installed capacity of 1,087MW. Start of construction is planned for 2006, subject to obtaining installation license. First rotor is expected to start producing in second half 2009.

	Ceará Steel	11	Project for a steel slab plant in the state of Ceará in Brazil’s Northeast region, with nominal capacity for 1.5 million tons per year. Start-up planned for 2009.

Steel holdings	CSA	72	Project for a steel slab plant in the state of Rio de Janeiro, with nominal capacity for 5 million tons per year, and start-up in the first half of 2009.
3Q06

BR GAAP
TOTAL CAPEX BY BUSINESS AREA

	US$ million
By business area	3Q06		9M06
Ferrous minerals	486	45.8%	1.412	47.0%
Non-ferrous minerals	123	11.6%	300	10.0%
Logistics	107	10.1%	442	14.7%
Aluminum	215	20.3%	564	18.8%
Coal	23	2.2%	52	1.7%
Energy	17	1.6%	62	2.0%
Steel holdings	47	4.4%	61	2.0%
Other	42	4.0%	111	3.7%
Total	1,060	100.0%	3,004	100.0%
     CONFERENCE CALL AND WEBCAST
CVRD will hold a conference call and webcast on November 9, at 12:00 midday Rio de Janeiro time, 9:00 am US Eastern Standard Time, 2:00 pm UK time. Instructions for participation are on the website www.cvrd.com.br, under Investor Relations. A recording will be available on CVRD’s site for 90 days from November 9.
     FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see CVRD quarterly financial statements on www.cvrd.com.br, under Investor Relations.
3Q06

BR GAAP
FINANCIAL STATEMENTS

	R$ million
	3Q05	2Q06	3Q06
Gross operating revenues	9,042	10,131	11,642
Taxes	(237)	(351)	(417)
Net operating revenues	8,805	9,780	11,225
Cost of goods sold	(4,108)	(4,351)	(4,937)
Gross profit	4,697	5,429	6,288
Gross margin (%)	53.3%	55.5%	56.0%
Operational expenses	(932)	(910)	(1,039)
Sales	(91)	(131)	(26)
Administrative	(333)	(381)	(376)
Research and development	(220)	(222)	(289)
Other operational expenses	(288)	(176)	(348)
Operating profit before result from shareholdings	3,765	4,519	5,249
Result from shareholdings	13	(57)	(14)
Equity income	85	75	116
Goodwill amortization	(57)	(132)	(128)
Others	(14)	—	(2)
Financial result	(319)	(466)	(249)
Financial expenses	(510)	(557)	(399)
Financial revenues	65	105	138
Monetary variation	125	(14)	12
Operating profit	3,459	3,996	4,986
Result of discontinued operations	298	737	34
Income tax and social contribution	3,756	4,733	5,022
Earnings before income tax and social contribution	(764)	(593)	(792)
Minority interest	(281)	(234)	(257)
Net earnings	2,711	3,906	3,973
BALANCE SHEET

	R$ million
	09/30/05	06/30/06	09/30/06
Asset
Current	12,172	14,659	17,533
Long term	4,279	4,998	5,325
Fixed	32,285	43,540	45,027
Total	48,736	63,197	67,885
Liabilities
Current	7,248	8,855	9,507
Long term	12,730	16,393	16,793
Others	2,784	2,370	2,638
Shareholders’ equity	25,974	35,579	38,947
Paid-up capital	14,000	19,492	19,492
Reserves	11,974	16,087	19,455
Total	48,736	63,197	67,885
3Q06

BR GAAP
CASH FLOW

	R$ million
	3Q05	2Q06	3Q06
Cash flows from operating activities:
Net income	2,711	3,906	3,973
Adjustments to reconcile net income with cash provided by operating activities:
Result from shareholdings	(13)	57	14
Result from sale of investment	(298)	(737)	(34)
Depreciation, depletion and amortization	400	446	510
Deferred income tax and social contribution	(283)	96	(258)
Financial expenses and foreign exchange and monetary net variation	(420)	64	251
Minority interest	281	234	257
Impairment of property, plant and equipment	1	60	43
Goodwill amortization in the COGS	95	94	94
Net unrealized derivative losses	169	107	(162)
Dividends/interest attributed to stockholders received	59	94	41
Others	37	(25)	(138)
Decrease (increase) in assets:
Accounts receivable	735	(896)	(681)
Inventories	(69)	90	(371)
Advanced pay to energy suppliers	—	(67)	(66)
Others	(870)	210	(269)
Increase (decrease) in liabilities:
Suppliers and contractors	(291)	242	240
Payroll and related charges	55	110	108
Taxes and Contributions	1,265	268	395
Others	(348)	(148)	299
Net cash provided by operating activities	3,214	4,205	4,245
Cash Flow from investing activities:
Loans and advances receivable	89	(181)	94
Guarantees and deposits	(84)	(28)	(131)
Additions to investments	(31)	—	(122)
Additions to property, plant and equipment	(2,464)	(2,434)	(1,777)
Net cash for acquisition and investment on subsidiaries	—	—	(26)
Proceeds from disposals of investments/property, plant and equipment	301	970	43
Net cash used I investing activities	(2,190)	(1,673)	(1,919)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(435)	(55)	432
Long-term debt	26	28	445
Financial institutions	(370)	(450)	(477)
Interest attributed to shareholders	—	(1,378)	(79)
Equities in treasury	—	(54)	(605)
Net cash used in financing activities	(779)	(1,908)	(285)
Increase (decrease) in cash and cash equivalents	245	625	2,042
Cash and equivalents, beginning of period	2,744	3,877	4,539
Cash and equivalents, end of period	2,989	4,502	6,580
Cash paid during the period for:
Interest on short-term debt	(10)	(8)	(11)
Interest on long-term debt	(196)	(164)	(326)
Paid income tax and social contribution	(469)	(101)	(580)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	120	89	100
Income tax and social contribution paid with credits	(64)	(78)	(195)
3Q06

BR GAAP
IMPORTANT INFORMATION
This press release may be deemed to be solicitation material in respect of CVRD’s tender offer for the shares of Inco. On August 14, CVRD filed a tender offer statement on Schedule TO (containing an offer to purchase and a takeover bid circular) with the United States Securities and Exchange Commission (“SEC”). CVRD, if required, will file other documents regarding the tender offer with the SEC.
INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TAKEOVER BID CIRCULAR, THE SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR COMMON SHARES OF INCO. These documents will be available without charge on the SEC’s website at www.sec.gov. Free copies of the documents can also be obtained by directing a request to Kingsdale Shareholder Services Inc., The Exchange Tower, 130 King Street West, Suite 2950, P.O.Box 361, Toronto, Ontario, M5X 1E2, by telephone to 1-866-381-4105 (North American Toll Free) or 416-867-2272 (Overseas), or by email to: contactus@kingsdaleshareholder.com.
This release may include statements that present the Company’s management’s expectations on future events or future results. All statements based on future expectations and not on historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be realized in fact. Such risks and uncertainties include factors in relation to: the Brazilian and Canadian economies and capital markets, which are volatile and may be affected by developments in other countries; the iron ore and nickel businesses and their dependence on the steel industry, which is cyclical by nature; and the highly competitive nature of the industries in which CVRD operates. To obtain additional information on factors which could give rise to results different from those indicated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários) and the US Securities and Exchange Commission (SEC), including CVRD’s most recent Form 20F Annual Report.
3Q06

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2006	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations